June 15, 2018

VIA EDGAR SUBMISSION

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Mr. Tony Burak

Re:       Prudential Mutual Funds

SEC Staff Comments on Annual Form N-CSR Filings

On behalf of the mutual funds set forth on attached Schedule A (each, a “Fund” and collectively, the “Funds”)1, all of which are part of the Prudential mutual fund complex, PGIM Investments LLC (“PGIM Investments”) is submitting this letter in response to comments received by telephone from Mr. Tony Burak of the staff of the Securities and Exchange Commission (the “SEC”) on April 24, 2018 relating to the staff’s review of the Funds’ annual reports to shareholders on Form N-CSR for each Fund’s most recently completed fiscal year, which is also denoted on attached Schedule A.

Mr. Robert McCormack, Director of Mutual Fund Administration for PGIM Investments, Ms. Elyse McLaughlin, Vice President of Mutual Fund Administration, and Mr. Jonathan Shain, Vice President & Corporate Counsel for PGIM Investments participated in the April 24, 2018 telephone discussion with Mr. Burak.

For your convenience, we have set forth each comment below, followed by the Funds’ response.

1.	Comment: With respect to the annual report for Prudential Real Estate Income Fund, the section of the annual report which includes management’s discussion of fund performance (“MDFP”) includes both a line graph and average annual total returns chart in which the Fund’s performance is compared to a blended index.

Please note that pursuant to the requirements of Form N-1A, the Fund’s performance is required to be compared to the performance of an appropriate broad-based securities market index. The inclusion of a blended index is permissible, but inclusion of the blended index does not satisfy the requirement to include the performance of a broad-based securities market index (Form N-1A, Item 27(b)(7)(ii). We would also note that other registrants often will include a constituent index of a blended index as the appropriate broad-based securities market index.

Response: Prudential Real Estate Income Fund has an October 31 fiscal year end, and will file its annual post-effective amendment to its registration statement for the purpose of updating its prospectus and SAI in late 2018. In response to this comment, we intend to include the returns of the Standard & Poor’s 500 Index as an additional fund benchmark.

2. Comment: With respect to the annual reports of the Funds listed below, our review of each Fund’s financial statements indicated that each Fund held investments in a single economic sector constituting at least 25% of the Fund’s total assets. However, when reviewing the disclosures contained in each Fund’s registration statement, we did not identify any principal

1 Please note that effective as of June 11, 2018, the Prudential mutual fund complex was re-branded as the PGIM Funds, and most of the funds in the fund complex replaced the word “Prudential” in their titles with “PGIM.” For ease of reference and because the re-branded fund titles were not yet in effect at the time of the April 24th telephone call referenced above, this letter will refer to each fund by the title that was in effect prior to the re-branding.

strategy disclosure, risk disclosure, or other disclosure which stated that the Fund could or would concentrate in a specific sector. In this regard, we would note that other registrants often include disclosure in their registration statements indicating that a fund may be concentrated in a specific industry or sector due to market or other circumstances.

Fund Name	Concentration Noted
Prudential Jennison Focused Growth Fund	Information Technology
Prudential QMA Strategic Value Fund	Financial Services
Prudential Jenison Diversified Growth Fund	Information Technology
Prudential Jennison 20/20 Focus Fund	Information Technology
Prudential QMA Mid-Cap Value Fund	Financial Services
Prudential Jennison Blend Fund, Inc.	Information Technology
Prudential Short-Term Corporate Bond Fund, Inc.	Financial Services
Prudential Jennison Emerging Markets Equity Fund	Information Technology
Prudential Jennison Global Opportunities Fund	Information Technology
Prudential Jennison International Opportunities Fund	Information Technology
Prudential Jennison Growth Fund	Information Technology
Prudential Corporate Bond Fund	Financial Services
Prudential QMA Small-Cap Value Fund	Financial Services

During our review, we also noted that in the Statement of Additional Information (“SAI”) for many of the Funds listed above, the SAI included disclosure stating that the Fund followed a fundamental investment policy which would prohibit the Fund from concentrating its investments. With the exception of Prudential Jennison 20/20 Focus Fund, Prudential QMA Mid-Cap Value Fund, Prudential Jennison Blend Fund, Inc., Prudential Jennison Growth Fund, Prudential Corporate Bond Fund, and Prudential QMA Small-Cap Value Fund, each Fund’s SAI included a fundamental investment policy barring concentration.

Please provide an explanation as to how each Fund with a fundamental policy barring concentration was in compliance with its fundamental policy, given that our review identified that each Fund’s investments were concentrated, as noted above.

Response: In response to this comment, we reviewed each Fund’s schedule of investments and the industry classification associated with each security. The “Information Technology” and “Financial Services” categories cited by the staff as indicative of concentration are “sectors,” as noted by the staff in its comment. Pursuant to the Global Industry Classification Standard (GICS), which is the standard/scheme utilized by the Funds for purposes of determining and monitoring concentration, each sector is comprised of various industry groups and industries.

Importantly, concentration is determined and monitored for the Funds at the industry group / industry level of the GICS classification scheme, and not at the sector level. This is consistent with the Fund’s fundamental investment restriction(s), which generally provide that a Fund may not concentrate in an “industry” or “group of industries.” Based on our review and analysis, we do not believe that any of the Funds concentrated their investments in any single “industry” or “group of industries.”

3.	Comment: With respect to the annual report for Prudential QMA Stock Index Fund, the financial statements indicate that the Fund held shares of Prudential Financial, Inc. Accordingly, pursuant to Article 12-14 of Regulation S-X, an affiliates table should have been included in the financial statements. In this regard, please note that pursuant to the most recent changes to Regulation S-X, fund financial statements must show their affiliated holdings in an affiliates table in compliance with Article 12-14 of Regulation S-X.

Response: Effective for the April 2018 reporting cycle, all affiliated holdings will be included in the affiliate table to be in compliance with the recent changes to Regulation S-X.

4.	Comment: With respect to the annual report for Prudential Corporate Bond Fund, note number 9 to the financial statements (page 43 of the report) discloses that there was a change in the allocation methodology followed by the Fund in allocating certain Fund expenses.

Please provide the staff with an explanation of the changes referred to in note number 9.

Response: Effective March 2017, PGIM reevaluated the way we allocate certain fund expenses and changed the allocation methodology to class specific for transfer agency and blue sky expenses to be in line with our peers.

5.	Comment: We noted that with respect to many or most of the annual reports, the gross expenses for a Fund disclosed in the Fund’s financial highlights differed from the gross expenses as disclosed in the Fund’s fee table appearing in the Fund’s registration statement. By way of example, for Prudential Absolute Return Bond Fund, the gross expenses for Class A shares as disclosed in the Fund’s financial highlights was 1.22%, while in the Fund’s prospectus the gross expenses for Class A shares was disclosed as 1.04%. Our review indicated that for some Funds, the expenses disclosed in the prospectus were higher than the expenses disclosed in the financial highlights, while for other Funds, the opposite was the case.

Please provide the staff with an explanation of the reason for the expense differences disclosed in each Fund’s annual report vs. each Fund’s prospectus.

Response: By way of the change to the class specific allocation methodology for transfer agency and blue sky expenses, the Fund’s financial highlights did not represent the new methodology for the Fund’s entire reporting period.  In the case of Prudential Absolute Return Bond Fund, the transition occurred on August 1, 2017. As such, the Fund’s registration statements were updated to reflect the “Other expenses” as they are to be accrued under the new methodology and were footnoted as estimates.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel

SCHEDULE A

Registrant Name	Series Name	FYE
Prudential World Fund, Inc.	Prudential QMA International Equity Fund	October 31, 2017
Prudential Emerging Markets Debt Local Currency Fund
Prudential Jennison Global Opportunities Fund
Prudential Jennison International Opportunities Fund
Prudential Jennison Global Infrastructure Fund
Prudential Jennison Emerging Markets Equity Fund
Prudential Investment Portfolios 9	Prudential QMA Large-Cap Core Equity Fund	October 31, 2017
Prudential Absolute Return Bond Fund
Prudential Select Real Estate Fund
Prudential Real Estate Income Fund
Prudential International Bond Fund
Prudential Investment Portfolios, Inc. 10	Prudential QMA Mid-Cap Value Fund	October 31, 2017
Prudential Jennison Equity Income Fund
Prudential Investment Portfolios 8	Prudential QMA Stock Index Fund	September 30, 2017
Prudential Investment Portfolios 7	Prudential Jennison Value Fund	August 31, 2017
Prudential Investment Portfolios 6	Prudential California Muni Income Fund	August 31, 2017
Prudential Investment Portfolios 5	Prudential Jennison Diversified Growth Fund	July 31, 2017
Prudential Jennison Rising Dividend Fund
Prudential Day One 2010 Fund
Prudential Day One 2055 Fund
Prudential Day One 2060 Fund
Prudential Day One Income Fund
Prudential Day One 2015 Fund
Prudential Day One 2020 Fund
Prudential Day One 2025 Fund
Prudential Day One 2030 Fund
Prudential Day One 2035 Fund
Prudential Day One 2040 Fund
Prudential Day One 2045 Fund
Prudential Day One 2050 Fund
Prudential Investment Portfolios 18	Prudential Jennison 20/20 Focus Fund	November 30, 2017
Prudential Jennison MLP Fund
Prudential Jennison Mid-Cap Growth Fund, Inc.	Prudential Jennison Mid-Cap Growth Fund, Inc.	August 31, 2017

Prudential Jennison Small Company Fund, Inc.	Prudential Jennison Small Company Fund, Inc.	September 30, 2017
Prudential Global Total Return Fund, Inc.	Prudential Global Total Return Fund	October 31, 2017
Prudential Investment Portfolios, Inc. 15	Prudential High Yield Fund	August 31, 2017
Prudential Short Duration High Yield Income Fund
Prudential Investment Portfolios 16	Prudential Income Builder Fund	October 31, 2017
Prudential QMA Defensive Equity Fund
Prudential Investment Portfolios 3	Prudential Real Assets Fund	October 31, 2017
Prudential Global Absolute Return Bond Fund
	Prudential Jennison Select Growth Fund	February 28, 2017
Prudential QMA Strategic Value Fund
Prudential QMA Global Tactical Allocation Fund
Prudential Unconstrained Bond Fund
Prudential Short Duration High Yield Fund, Inc.	Prudential Short Duration High Yield Fund, Inc.	May 31, 2017
Prudential Global Short Duration High Yield Fund, Inc.	Prudential Global Short Duration High Yield Fund, Inc.	July 31, 2017
Prudential Government Money Market Fund, Inc.	Prudential Government Money Market Fund, Inc.	July 31, 2017
Prudential Jennison Blend Fund, Inc.	Prudential Jennison Blend Fund, Inc.	August 31, 2017
Prudential National Muni Fund, Inc.	Prudential National Muni Fund, Inc.	August 31, 2017
The Prudential Investment Portfolios, Inc.	Prudential Balanced Fund	September 30, 2017
Prudential Jennison Growth Fund
Prudential Jennison Equity Opportunity Fund
Prudential Conservative Allocation Fund
Prudential Moderate Allocation Fund
Prudential Growth Allocation Fund
Prudential Investment Portfolios, Inc. 17	Prudential Total Return Bond Fund	October 31, 2017
Prudential Short Duration Multi-Sector Bond Fund
Prudential Jennison Natural Resources Fund, Inc.	Jennison Natural Resources Fund, Inc.	October 31, 2017
The Target Portfolio Trust	International Equity	July 31, 2017
Prudential Corporate Bond Fund
Prudential QMA Small Cap Value Fund
Prudential Core Bond Fund
Prudential Investment Portfolios 12	Prudential Global Real Estate Fund	October 31, 2017
	Prudential US Real Estate Fund	March 31, 2017

Prudential QMA Long-Short Equity Fund
Prudential Short Duration Muni High Income Fund
Prudential Sector Funds, Inc.	Prudential Jennison Financial Services Fund	November 30, 2017
Prudential Jennison Health Sciences Fund
Prudential Jennison Utility Fund
Prudential Short-Term Corporate Bond Fund, Inc.	Prudential Short-Term Corporate Bond Fund, Inc.	December 31, 2017